UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 1, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2010 and December 31, 2009, and for the nine-month periods ended September 30, 2010 and 2009 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the nine-month periods ended September 30, 2010, 2009, 2008 and 2007 have been subject to limited reviews performed by Sibille, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity, and for the nine-month period ended September 30, 2006 has been subject to a limited review performed by PriceWaterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the nine-month periods ended September 30, 2010 and 2009 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

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2. Implementation Plan for the Adoption of International Financial Reporting Standards (“IFRS”)

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

After monitoring the implementation plan mentioned above, the Company’s Management is not aware of any circumstance which required any modification to this plan, or indicated any departure from the accomplishment of the established objectives and deadlines.

3. Results of Operations

The following table presents a summary of the consolidated results of operations for the nine-month periods ended September 30, 2010 and 2009:

	2010	2009	Variation
	(in millions of pesos)
Net revenues	1,223.6	1,001.6	222.0
Gas transportation	470.1	408.1	62.0
Natural gas liquids (“liquids”) production and commercialization	685.7	498.5	187.2
Other services	67.8	95.0	(27.2)
Costs of sales	(633.1)	(580.3)	(52.8)
Operating costs	(478.4)	(427.1)	(51.3)
Depreciation and amortization	(154.7)	(153.2)	(1.5)
Gross profit	590.5	421.3	169.2
Administrative and selling expenses	(214.2)	(133.2)	(81.0)
Operating income	376.3	288.1	88.2
Other expense, net	(23.1)	(13.4)	(9.7)
Gain / (loss) on related companies	1.6	(1.1)	2.7
Net financial results	(185.4)	(179.1)	(6.3)
Income tax expense	(79.3)	(55.8)	(23.5)
Net income	90.1	38.7	51.4

Overview

For the nine-month period ended September 30, 2010, the Company has reported a net income of Ps. 90.1 million, in comparison to the Ps. 38.7 million reported in 2009. The positive variation was mainly attributable to an increase in the operating income associated with higher international prices of the propane, butane and natural gasoline.

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Net revenues

Gas transportation

Gas transportation represented approximately 38% and 41% of total net revenues during the nine-month periods ended September 30, 2010 and 2009, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the nine-month period ended September 30, 2010 increased by Ps. 62.0 million compared to the same period of 2009.This increase primarily reflects the Ps. 46.5 million net revenues in relation with the 20% natural gas transportation tariff increase granted by the Argentine Government, through Presidential Decree No. 1,918/09. Through this decree the Executive Branch ratified the transitional agreement signed by TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”)  in October 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. On September 30, 2010, the Company filed an injunction against the ENARGAS and the Coordination and Management Control Under Secretariat (“SCyCG”) under the scope of the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”) in order to obtain the implementation of the new tariff increase schedule which includes the 20% adjustment stipulated in the agreement mentioned above (for further information, see Note 7.a. to the consolidated interim financial statements).

Production and commercialization of liquids

Unlike the gas transportation segment, the production and commercialization of liquids segment is not subject to regulation by ENARGAS.

Net revenues from the production and commercialization of liquids segment represented approximately 56% and 50% of TGS’s total net revenues during nine-month periods ended September 30, 2010 and 2009, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. and to Trafigura Beheer B.V. Amsterdam, respectively, at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the production and commercialization of liquids segment increased by Ps. 187.2 million in the nine-month period ended September 30, 2010. This increase is mainly due to the significant rise of international reference prices for propane, butane and natural gasoline, which went up by more than 50%.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the nine-month period ended September 30, 2010, Other Services revenues decreased by Ps. 27.2 million in comparison with the same period in 2009. This decrease resulted from lower sales generated by the construction and midstream services (as some contracts were cancelled in 2009).

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses increased Ps. 133.8 million in the nine-month period ended September 30, 2010 as compared to the same previous year period. This variation is mostly attributable to: (i) a Ps. 44.0 million increase in export taxes, derived mainly from higher international prices; (ii) a Ps. 28.6 million rise in the liquids costs; (iii) a Ps. 27.4 million allowance for doubtful accounts, which corresponds to the receivable balance that TGS had with MetroGAS S.A. as of the date this client commenced its reorganization process; and, (iv) higher labor costs amounting to Ps. 10.9 million.

Net financial results

Net financial results increased by Ps. 6.3 million in the nine-month period ended September 30, 2010 compared to the same 2009 period. The breakdown of net financial results is as follows:

	2010	2009
	(in millions of pesos)
Generated by assets
Interest income	6.8	9.3
Trade receivables discounted value loss	(56.0)	-
Foreign exchange gain	42.8	80.1
Subtotal	(6.4)	89.4

Generated by liabilities
Interest expense	(108.1)	(112.5)
Foreign exchange loss	(61.5)	(156.0)
Result of the debt prepayment	5.1	10.8
Other financial charges	(14.3)	(10.8)
Subtotal	(179.0)	(268.5)
Total	(185.4)	(179.1)

This increase was mainly due to the Ps. 56.0 million loss associated with the adjustment of the 20% tariff increase receivable recorded in December 31, 2009, as most of it will be billed and cashed in the long term in monthly installments with no interest (for further information see Note 7.a to the consolidated interim financial statements). Additionally, a Ps. 5.7 million lower gain obtained from the cancellation of notes was reported in the 2010’s period. These effects were partially compensated by a lower foreign exchange loss of Ps. 57.2 million, which was a result of a lower Argentine peso devaluation in the nine-month period ended September 30, 2010.

Income tax expense

For the nine-month period ended September 30, 2010, TGS reported a Ps. 79.3 million income tax expense, compared to Ps. 55.8 million reported in the same period of 2009. This Ps. 23.5 million increase is due to higher taxable income reported in the nine-month period ended September 30, 2010.

4. Liquidity

The Company’s primary sources and application of funds during the nine-month periods ended September 30, 2010 and 2009, are shown in the table below:

	2010	2009	Variation
	(in millions of pesos)
Cash flows provided by operating activities	118.9	380.6	(261.7)
Cash flows used in investing activities	(107.3)	(109.3)	2.0
Cash flows (used in) / provided by financing activities	(113.3)	57.9	(171.2)
Net (decrease) / increase in cash and cash equivalents	(101.7)	329.2	(430.9)

Cash flow from operating activities for the nine-month period ended September 30, 2010 amounted to Ps. 118.9 million, which was substantially lower than the Ps. 380.6 million generated in the 2009’s period, due mainly to higher income tax paid for Ps. 181.0 in the nine-month period ended September 30, 2010.

5. Third Quarter 2010 vs. Third Quarter 2009

The following table presents a summary of the consolidated results of operations for the third quarters ended September 30, 2010 and 2009:

	2010	2009	Variation
	(In millions of Pesos)
Net revenues	352.4	337.3	15.1
Gas transportation	162.8	139.8	23.0
Production and commercialization of liquids	168.8	161.6	7.2
Other services	20.8	35.9	(15.1)
Cost of sales	(188.2)	(193.8)	5.6
Operating costs	(136.4)	(142.0)	5.6
Depreciation and amortization	(51.8)	(51.8)	-
Gross profit	164.2	143.5	20.7
Administrative and selling expenses	(49.1)	(41.0)	(8.1)
Operating income	115.1	102.5	12.6
Other expense, net	(6.3)	(7.2)	0.9
Gain on related companies	0.5	0.4	0.1
Net financial results	(40.0)	(43.8)	3.8
Income tax expense	(31.7)	(26.1)	(5.6)
Net income	37.6	25.8	11.8

Total net revenues for the third quarter of 2010 increased by 4.5% in comparison with the same period in 2009. Gas transportation revenue for the third quarter of 2010 presented a Ps. 23.0 million increase over the same quarter of 2009 mainly due to the tariff increase mentioned above.

The Production and Commercialization of Liquids segment revenue increased Ps. 7.2 million in the three-month period ended September 30, 2010. This increase is mainly due to the rise of international reference prices for propane, butane and natural gasoline, partially offset by a decrease in the net revenues due to a 10% drop in the tons sold.

During the third quarter of 2010, Other Services revenues decreased by Ps. 15.1 million. This decrease resulted principally from lower sales generated by construction services.

Costs of sales and administrative and selling expenses increased Ps. 2.5 million, from Ps. 234.8 million registered in the third quarter of 2009 to Ps. 237.3 million in the third quarter of 2010. This is mainly

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a result of higher export taxes amounting to Ps. 7.3 million, which are mostly explained by higher international reference prices and volumes exported in the 2010’s third quarter. In addition, labor cost increased by Ps. 4.0 million during the quarter. These increases were partially compensated by a reduction in the cost of production of liquids, as tons sold in the 2010’s third quarter were 10% lower than those commercialized in the third quarter of 2009.

Net financial expense decreased to Ps. 40.0 million in 2010 third quarter from Ps. 43.8 million reported in the same 2009 quarter. The foreign exchange rate loss decreased by Ps. 8.4 million, but was partially offset by a Ps. 5.4 million lower gain obtained from the cancellation of notes.

5

For the third quarter of 2010, the Company reported a Ps. 5.6 million higher charge in the income tax expense, as a consequence of the increase experienced by the taxable income.

6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of September 30, 2010, 2009, 2008, 2007 and 2006:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2010	2009	2008	2007	2006
Current assets	1,320,649	1,194,413	872,994	575,197	1,015,102
Non-current assets	4,189,809	4,148,208	4,195,495	4,342,935	4,399,227
Total	5,510,458	5,342,621	5,068,489	4,918,132	5,414,329

Current liabilities	515,921	440,524	379,042	266,553	727,404
Non-current liabilities	1,713,637	1,822,311	1,618,672	1,746,632	1,989,933
Subtotal	2,229,558	2,262,835	1,997,714	2,013,185	2,717,337
Minority interest	1	1	1	1	1
Shareholders’ equity	3,280,899	3,079,785	3,070,774	2,904,946	2,696,991
Total	5,510,458	5,342,621	5,068,489	4,918,132	5,414,329

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7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the nine-month periods ended September 30, 2010, 2009, 2008, 2007 and 2006:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2010	2009	2008	2007	2006
Operating income	376,351	288,020	384,350	361,648	430,918
Other (expense) / income, net	(23,140)	(13,314)	(15,140)	1,040	15,481
Gain / (loss) on related companies	1,662	(1,122)	1,394	767	(593)
Net financial results	(185,417)	(179,097)	(67,680)	(126,652)	(159,501)
Net income before income tax	169,456	94,487	302,924	236,803	286,305
Income tax expense	(79,340)	(55,780)	(129,787)	(113,986)	(13,467)
Net income for the period	90,116	38,707	173,137	122,817	272,838

8. Statistical Data (Physical Units)

	Nine-month period ended September 30,					Third quarter ended September 30,
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.83	2.76	2.59	2.56	2.53	2.87	2.80	2.60	2.59	2.53
Average daily deliveries (in Bcf/d)	2.25	2.28	2.29	2.26	2.21	2.47	2.39	2.56	2.41	2.42
Production and commercialization of liquids
* Production
Ethane (in short tons)	222,843	254,973	247,532	236,987	309,141	54,843	76,667	73,849	53,665	105,499
Propane and butane (in short tons)	392,641	374,737	387,927	343,684	438,697	100,890	112,118	138,958	71,158	146,567
Natural Gasoline (in short tons)	81,776	80,600	85,904	73,835	92,385	21,444	25,075	30,516	14,949	30,449
* Local market sales (a)
Ethane (in short tons)	222,843	254,973	247,532	236,987	309,141	54,843	76,667	73,849	53,665	105,499
Propane and butane (in short tons)	243,131	215.,155	213,749	197,307	240,796	77,400	84,675	82,927	54,096	100,167
Natural Gasoline (in short tons)	440	-	573	2,507	3,286	-	-	573	753	934
* Exports (a)
Propane and butane (in short tons)	150,973	149,567	190,175	143,825	184,446	19,244	10,882	55,499	13,886	42,452
Natural Gasoline (in short tons)	77,369	77,760	84,767	73,329	83,889	24,727	23,748	29,503	14,005	27,009

(a) Includes natural gas processed on behalf of third parties.

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9. Comparative ratios

	As of September 30,
	2010	2009	2008	2007	2006
Liquidity (Current assets to current liabilities)	2.56	2.71	2.30	2.16	1.40
Shareholders’ equity to total liabilities	1.47	1.36	1.54	1.44	0.99
Non current assets to total assets	0.76	0.78	0.83	0.88	0.81

10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2010	2009	2008	2007	2006
January	2.16	1.77	3.30	4.08	3.25
February	2.14	1.44	3.08	4.00	3.20
March	2.60	1.52	2.90	3.88	3.19
April	2.59	1.47	2.74	4.33	3.11
May	2.50	1.45	2.66	4.84	3.04
June	2.50	1.78	2.30	4.97	3.01
July	2.93	1.83	2.35	4.60	3.18
August	2.75	1.80	2.13	4.27	3.06
September	2.78	2.35	1.88	4.25	3.40
October		2.20	1.29	4.45	3.56
November		2.08	1.41	3.62	3.64
December		2.20	1.40	3.80	4.19

11. Outlook

During the rest of this year, TGS will bring the necessary actions in order to obtain the implementation of the Tariff Chart of the Natural Gas Transportation Service which includes the 20% adjustment stipulated in the Transitory Agreement entered into on October 8, 2008 between the Company and the UNIREN, and ratified by Decree No. 1918/2009.

Moreover, TGS will keep on negotiating with UNIREN to achieve an overall tariff review. The Company will continue with the management of the expansion works pending execution, which have already been agreed with the Argentine Government, and will continue with the operation and maintenance of said assets once they have come into service.

In the production and commercialization of liquids segment, the effort will be focused on optimizing production and on ensuring the supply of natural gas through agreements with producers in order to maintain the sustainability of the business.

In the field of Other Services, the Company will seek to consolidate the growth of the telecommunications business, taking advantage of the network that its controlled company Telcosur has developed, significantly increasing its capacity. Moreover, TGS will look around for business opportunities in the gas industry that may add value to the company.

It is TGS’ objective to enhance the efficiency of its facilities operation and the management of resources related to the business, while at all times keeping its service quality and sticking to its commitment to improve customer satisfaction.

With regards to the human capital, the Company will strive to build a work community that stands out from the rest in terms of health and safety. To that end, TGS will focus on achieving a deeper cultural change with the aim to reduce the work accidents rate to a minimum. Additionally, the Company will keep on working to foster its employees’ professional and personal growth.

Autonomous City of Buenos Aires, November 8 , 2010.

Ricardo I. Monge
Board of Directors’ Chairman

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TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2010							2009
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	199,354	1,082,247	1,281,601	3,221,108	3,072,728
Resolution of the Ordinary Shareholders' Meeting held on April 16, 2010:								
Appropriation to legal reserve	-	-	-	8,919	(8,919)	-	-	-
Cash dividends	-	-	-	-	(30,325)	(30,325)	(30,325)	(30,000)
Other comprehensive income (Note 6)	-	-	-	-	-	-	-	(1,650)
Net income for the period	-	-	-	-	90,116	90,116	90,116	38,707
Balances at the end of the period	794,495	1,145,012	1,939,507	208,273	1,133,119	1,341,392	3,280,899	3,079,785

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary of Petrobras Argentina (jointly “Group Petrobras Argentina”), 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of September 30, 2010 and 2009 and December 31, 2009 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the nine-month periods ended September 30, 2010 and 2009 and for the year ended December 31, 2009.

a)

Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

Consolidated interim financial statements for the nine-month periods ended September 30, 2010 and 2009 are unaudited. The consolidated interim financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the nine-month periods ended September 30, 2010 and 2009 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the nine-month periods ended September 30, 2010 and 2009 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each period / year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

e)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)

Current investments

Bank accounts and time deposit in local currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at period / year-end.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Trade receivables recorded as a result of the tariff increase ratified through Presidential Decree No. 1,918/09 have been valued on the present value of the amounts expected to be paid, using the market interest rate of TGS’s financial indebtedness (Note 7.a.).

h)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of June 30, 2010 and September 30, 2009 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of September 30, 2010 and December 31, 2009, the investment in Link has been adjusted by Ps. 3,961 and Ps. 4,067, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from June 30, 2010 to September 30, 2010 and from September 30, 2009 to December 31, 2009. However, the book value of the investment in EGS as of September 30, 2010 and December 31, 2009 includes Ps. 163 and Ps. 212, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended in such dates. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said dates includes Ps. 83 and Ps. 109, respectively.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,801 and Ps. 7,183 for the nine-month periods ended September 30, 2010 and 2009, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

a)

Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

b)

Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the nine-month periods ended September 30, 2010 and 2009 is as follows:

	2010	2009
Current tax	(123,808)	(53,690)
Temporary differences variation	44,035	(2,090)
Income tax loss carryforward	433	-
Income tax expense	(79,340)	(55,780)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The components of the net deferred tax assets and liabilities as of September 30, 2010 and December 31, 2009 are the following:

Non-current deferred tax assets and liabilities	09/30/2010	12/31/2009
Allowance for doubtful accounts	11,399	1,849
Deferred revenues	(348)	(550)
Trade receivables discounted value loss	29,382	-
Intangible assets	(1,604)	(1,962)
Property, plant and equipment, net	(80,923)	(78,153)
Other provisions	2,343	2,343
Provision for contingencies	36,776	31,085
Current investments	(915)	(6,047)
Labor provisions	2,532	6,042
Income tax loss carryforward	433	-
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(925)	(45,393)

(1)

Net of deferred tax asset of Ps. 643 and Ps. 196 (recorded under Other non-current receivables) as of September 30, 2010 and December 31, 2009, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the nine-month periods ended September 30, 2010 and 2009 as follows:

	2010	2009
Pre-tax income	169,456	94,487
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(59,310)	(33,071)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(23,200)	(23,332)
- Non-taxable income or non-deductible expenses	635	(273)
- Others	2,535	896
Income tax expense	(79,340)	(55,780)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated interim financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of September 30, 2010 would have increased in Ps. 602,173 (generating a net liability position of Ps. 603,741), and a positive effect of Ps. 23,122 and Ps. 23,486 on the Company’s net income for the nine-month periods ended September 30, 2010 and 2009, respectively, would have been recognized. Additionally, in the rest of 2010 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 10-01-10 to 12-31-10	7,617
Year 2011	30,305
Year 2012	30,067
Year 2013	29,302
Year 2014	28,923
Year 2015 onwards	475,959
Total	602,173

a)

Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of September 30, 2010 and 2009, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

b)

Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

c)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

d)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

e)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other production of liquids and other services contracts, revenues are recognized when services are rendered.

f)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-

Accounts that accumulate monetary transactions, at their nominal value.

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-

Gain / (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain / (loss) on related companies”.

Other expense, net for the nine-month periods ended September 30, 2010 and 2009, include the following items:

	2010	2009
Net increase in provisions for contingencies (Exhibit E)	(19,669)	(9,417)
Others	(3,471)	(3,897)
Total	(23,140)	(13,314)

g)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the nine-month periods ended September 30, 2010 and 2009 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

h)

New accounting rules

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). On July 1, 2010, the CNV issued the Resolution No. 576/10, which extended the Resolution No. 562/09. The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expense, net, gain / (loss) on related companies, net financial results and income tax expense.

Nine-month period ended September 30, 2010	Gas Transportation	Production and Commercialization of liquids	Other Services	Corporate	Total
Net revenues	470,123 (1)	685,722	67,719	-	1,223,564
Operating income / (loss)	200,887	253,100	14,151	(91,787)	376,351
Depreciation of property, plant and equipment	117,124	28,166	9,413	4,277	158,980
Additions to property, plant and equipment	49,924	17,323	25,184	8,221	100,652
Identifiable assets	3,792,597	488,429	240,760	988,672	5,510,458
Identifiable liabilities	375,096	124,591	18,888	1,710,983	2,229,558
Nine-month period ended September 30, 2009
Net revenues	408,108	498,474	94,995	-	1,001,577
Operating income / (loss)	167,767	142,236	37,018	(59,001)	288,020
Depreciation of property, plant and equipment	114,368	29,711	9,169	2,333	155,581
Additions to property, plant and equipment	65,683	18,394	13,013	5,422	102,512
Year ended December 31, 2009
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	1,834,855	2,398,081

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

 (1)  Includes Ps. 46,486 corresponding to the tariff increase ratified through Presidential Decree No. 1,918/09 (Note 7.a.).

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the nine-month periods ended September 30, 2010 and 2009 (without including the tariff increase ratified through Decree No. 1,918/09) are as follows:

	2010	2009
MetroGAS S.A.	136,240	135,206
Camuzzi Gas Pampeana S.A.	70,582	69,358
Gas Natural BAN S.A.	52,585	52,984
Petrobras Argentina	24,780	24,238
Camuzzi Gas del Sur S.A.	19,062	17,428

Significant customers in the production and commercialization of liquids segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., PBB-Polisur S.A. (“Polisur”) and Trafigura Beheer B.V. Amsterdam (“Trafigura”). Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the production and commercialization of liquids) for the nine-month periods ended September 30, 2010 and 2009 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2010	2009
PIFC	318,098	284,776
Polisur	222,438	239,518
Trafigura	180,585	-

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

		09/30/2010	12/31/2009
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A. (“MetroGAS”)	36,121	22,680
	Camuzzi Gas Pampeana S.A.	8,966	8,468
	Gas Natural BAN S.A.	7,532	7,426
	Camuzzi Gas del Sur S.A.	2,463	2,851
	Profertil S.A. (“Profertil”)	6,454	9,034
	Repsol-YPF S.A. (“Repsol-YPF”)	1,643	2,494
	Total Austral S.A. (“Total Austral”)	11,468	2,674
	Pan American Sur S.R.L. (“PAS”)	7,642	7,340
	Wintershall Energía S.A. (“Wintershall”)	10,351	6,175
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	3,031	2,934
	Related companies	7,435	4,436
	Others	29,017	6,021
	Tariff increase – Decree No. 1,918/09 (Note 7.a)	39,595	141,170
	Subtotal	171,718	223,703
	Production and commercialization of liquids
	Polisur	37,428	38,895
	Related companies	28,287	51,664
	Trafigura	19,401	-
	Others	28,544	6,791
	Subtotal	113,660	97,350
	Other services
	Profertil	4,452	4,155
	Gas trust fund	49,114	40,432
	Related companies	8,076	19,012
	Others	9,067	19,110
	Subtotal	70,709	82,709
	Allowance for doubtful accounts (Exhibit E)	(5,812)	(5,812)
	Total	350,275	397,950

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		09/30/2010	12/31/2009
b)	Other current receivables
	Tax credits	6,068	4,024
	Prepaid expenses	8,824	7,340
	Advances to suppliers	4,490	1,811
	Subsidies receivable	12,552	7,322
	Personal Property Tax to be recovered	-	3,308
	Others	580	8,684
	Total	32,514	32,489
c)	Non-current accounts receivable
	Tariff increase – Decree No. 1.918/09	99,260	-
	MetroGAS	27,397(1)	-
	Profertil	10,772	11,437
	Allowance for doubtful accounts	(27,397)(1)	-
	Total	110,032	11,437
d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	643	196
	Easement expense to be recovered	4,233	4,233
	Tax credits	2,948	2,948
	Others	2,743	1,318
	Total	10,567	8,695
e)	Accounts payable
	Suppliers	180,281	200,292
	Customers (credit balances)	36,151	34,787
	Related companies	21,918	36,162
	Total	238,350	271,241
f)	Current taxes payable
	Turnover tax	-	75
	Income tax (net of advances and others)	50,083	129,073
	Value added tax (“VAT”)	-	15,529
	Tax on exports	11,103	16,022
	Others	3,753	5,306
	Total	64,939	166,005
g)	Current advances from customers (2)
	Aluar	6,742	6,742
	Corporación Petrolera S.A.	1,055	-
	Total Austral	4,770	4,770
	Polisur	767	837
	PAS	3,180	3,180
	Others	1,497	885
	Total	18,011	16,414

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		09/30/2010	12/31/2009
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	4,933	4,295
	Negative equity value (Exhibit C)	-	4
	Other provisions	30	546
	Total	4,963	4,845

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	1,568	45,589
	Total	1,568	45,589

j)	Non-current advances from customers (2)
	Aluar	187,118	192,174
	Total Austral	25,837	29,415
	Polisur	754	1,199
	PAS	17,225	19,610
	Total	230,934	242,398

(1) Corresponds to the receivable balance that TGS had with MetroGAS as of the date this client commenced its reorganization process on June 17, 2010.

(2) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the nine-month periods ended September 30, 2010 and 2009 are as follows:

	2010	2009
Cash and banks (1)	320,962	333,891
Current investments	602,448	600,005
Total cash and cash equivalents	923,410	933,896

(1)  As of September 30, 2010 and 2009, includes Ps. 289,298 and Ps. 301,626, respectively, corresponding to balances from bank accounts which accrue interest.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Non-cash transactions as of September 30, 2010 and 2009 are as follows:

	2010	2009
Acquisition of property, plant and equipment through an increase in accounts payable	8,545	5,428
Financial expense capitalization	4,654	4,662

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of September 30, 2010 and 2009 for Ps. 29,156 and Ps.61,863, respectively.

6.   LOANS

Short-term and long-term debt as of September 30, 2010 and December 31, 2009 comprises the following:

	09/30/2010	12/31/2009
Current Loans:
1999 EMTN Program: Series 2 notes (1)	119	114
Interests payable 2007 EMTN Program	43,833	14,869
Total current loans	43,952	14,983

Non- current loans:
2007 EMTN Program: Series 1 notes	1,481,135	1,502,330
Total non-current loans	1,481,135	1,502,330
Total loans	1,525,087	1,517,313

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 5,129 and Ps. 10,829 for the nine-month periods ended September 30, 2010 and 2009, respectively, associated with the purchase of notes with a nominal value of US$ 21,326,000 and US$ 9,650,000, respectively. As of September 30, 2010, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.

For the refinancing of the outstanding financial debt.

iii.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Derivative financial instruments

In July 2009, the Company entered into a forward exchange contract with a major financial institution. By means of this hedge agreement, the Company ensured the purchase of US$ 15 million at an exchange rate of Ps. 3.975 per U.S. Dollar, in order to afford the interest payment of its financial debt on November 16, 2009.  To the purpose of its settlement, the Company took the reference exchange rate informed by the Argentine Central Bank through the Circular A 3,500. As of September 30, 2009, its fair value amounts to approximately negative Ps. 1,650 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2011, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. Currently, preparatory acts are being carried out for the establishment of the Tribunal that will hear the case.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. As of September 30, 2010, the total of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. In July 2010, TGS was notified of a report prepared jointly by the Performance and Economy Department and the Legal Affairs Department. This report was referred to the ENARGAS’s Inspector and stated that both Departments consider appropriate to instruct TGS to bill the retroactive effect of the tariff increase to its direct clients in 55 equal, monthly, consecutive installments with no interest, as soon as ENARGAS publishes the new tariffs schedule. For the gas distribution companies, TGS will have to bill and collect the retroactive effect of the tariff increase with the same methodology that those companies will apply to their clients. Additionally, the file submitted a note where, according to the Resolution No. 2000/2005 issued by the MPFIPyS, the ENARGAS remitted the backgrounds and the tariff increase schedule to the Coordination and Management Control Under Secretariat (“SCyCG”) under the scope of the MPFIPyS.

Consequently, TGS recorded an adjustment on the trade receivable recorded as of September 30, 2010, using the market interest rate of TGS’s financial indebtedness, and thus, generating a Ps. 83.8 million loss, attributable Ps. 27.8 million to net revenues and Ps. 56.0 million to net financial results (corresponding to the discounted value of the trade receivable recorded as of December 31, 2009, VAT included).

In August 2010, TGS requested the ENARGAS the authorization to publish the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, demanding the application of an interest rate according to the   method of payment established. The ENARGAS responded to TGS that they have remitted the records and the tariff project to the SCyCG based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an injunction against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, the ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders the ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology.

Consequently, for the nine-month period ended September 30, 2010, TGS recorded sales for Ps. 46.5 million valued at their present value, in relation with the tariff increase mentioned above. The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government.

According to the provisional agreement, the Company should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, on December 31, 2011. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated interim financial statements, TGS is still evaluating the terms of this proposal and negotiating with the UNIREN the scope of one of its clauses.

The production and commercialization of liquids segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

Expansion of the gas transportation system

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the Ministry of Federal Planning, Public Investment and Utilities and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system.

In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the residential users. In addition, as soon as the works come into service, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”).

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait, which permitted the transportation of natural gas from the Austral basin.

Under the above mentioned management agreement signed in December 2006, TGS billed Ps. 50 million as a consideration for the services to be rendered for the 247 MMcf/d of the second expansion. As of September 30, 2010, TGS has collected Ps. 10.6 million plus VAT and keeps an account receivable of Ps. 46.2 million (VAT included).

Additionally, TGS is negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 247 MMcf/d. Also, the Company is currently negotiating an amendment of its management agreement in order to include management services associated with an additional expansion which will increase the transportation capacity by 131 MMcf/d.

As of September 30, 2010, 222 MMcf/d of the second expansion project had been completed and become operative. In March 2010, the pipeline in the Magellan Strait was completed. This expansion provides an additional transportation capacity of 600 MMcf/d. These works were necessary to provide the additional transportation capacity of 222 MMcf/d mentioned above. The completion of this pipeline, which was technically challenging, was in itself a significant and strategic undertaking for Argentina. Development of this pipeline will support ongoing expansions of the TGS pipeline system and growing energy demand through the development of domestic reserves.

c)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of September 30, 2010 and 2009, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated interim financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the sales of liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission. However, the process has not been suspended.

As of September 30, 2010, TGS maintains a provision of Ps. 27.8 million.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of September 30, 2010, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of September 30, 2010, the Company recorded a provision of Ps. 55.0 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of September 30, 2010, the remaining balance of the sentence amounted to Ps. 57.6 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities", offsetting the provision mentioned above. As of September 30, 2010, the net provision amounted to Ps. 4.9 million.

e)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; therefore the case is ready to be brought to Economic Criminal Courts for resolution.

The Company believes that it has several legal instances to defend its position, and accordingly, as of September 30, 2010, TGS has not recorded any provision in respect of this proceeding.

f)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

For the nine-month periods ended September 30, 2010 and 2009, TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Under the same scheme, for the nine-month period ended September 30, 2009, TGS sold natural gasoline to PIFC.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price. This service is regulated by a contract which is due in December 2010.

As of September 30, 2010 and December 31, 2009, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 112 and Ps. 94, respectively. The accrued amounts for such compensations for the nine-month periods ended September 30, 2010 and 2009 were Ps. 1,207 and Ps. 1,215, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2010 and December 31, 2009 is as follows:

	09/30/2010		12/31/2009
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
Petrobras Argentina	12,308	19,331	11,672	35,336
Affiliates with significant influence:
Link	261	-	245	-
TGU	72	-	219	-
EGS	-	2,587	25	826
Other related companies:
PIFC	28,267	-	51,627	-
Área Santa Cruz II U.T.E.	-	-	7,787	-
Refinor S.A.	562	-	719	-
WEB S.A.	1,497	-	1,357	-
Total	42,967	21,918	73,651	36,162

The detail of significant transactions with related parties for the nine-month periods ended September 30, 2010 and 2009 is as follows:

Nine-month period ended September 30, 2010

	Revenues
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Argentina	24,780	29,513	16,506	14,162	26,639	-
CIESA	-	-	-	-	-	92
Affiliates with significant influence:
Link	-	-	936	-	-	-
EGS	-	-	41	-	-	-
Other related companies:
PIFC	-	318,098	-	-	-	-
Refinor S.A.	-	-	1,371	-	-	-
WEB S.A.	2,662	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	27,442	347,611	19,664	14,162	26,639	92

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Nine-month period ended September 30, 2009

	Revenues
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Argentina	24,238	17,282	17,150	5,978	20,239	-
CIESA	-	-	-	-	-	92
Affiliates with significant influence:
Link	-	-	871	-	-	-
EGS	-	-	38	-	-	-
Other related companies:
PIFC	-	284,776	-	-	-	-
Refinor S.A.	-	-	1,307	-	-	-
WEB S.A.	2,282	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,382	-	-	-
Total	26,520	302,058	22,748	5,978	20,239	92

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                  Ricardo I. Monge

                                                                               Board of Directors' Chairman

TGS

EXHIBIT A

TRANSPORTADORA DE GAS DEL SUR S.A.

PROPERTY, PLANT AND EQUIPMENT, NET

	09/30/2010												12/31/2009
	Cost					Depreciation							
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at the end of the period	Impairment	Net book value	Net book value
Pipelines	3.536.567	-	-	-	3.536.567	1.006.526	-	63.586	(1) 2.2	1.070.112	-	2.466.455	2.530.041
Compressor plants	1.227.364	-	-	16.009	1.243.373	551.319	-	38.744	(1) 3.3 to 25	590.063	19.600 (2)	633.710	656.445
Other industrial plants	858	-	-	145	1.003	96	-	26	(1) 3.3	122	-	881	762
Stations of regulation and/or measurement of pressure	114.418	-	-	1.876	116.294	57.610	-	3.459	(1) 4	61.069	-	55.225	56.808
Other technical installations	23.458	-	-	339	23.797	14.363	-	1.026	(1) 6.7	15.389	-	8.408	9.095
Subtotal assets related to gas transportation service	4.902.665	-	-	18.369	4.921.034	1.629.914	-	106.841		1.736.755	19.600	3.164.679	3.253.151
Assets related to gas upstream service	122.756	-	-	3.528	126.284	78.368	-	3.834	2.2 to 25	82.202	-	44.082	44.388
Assets related to NGL production and commercialization service	565.267	-	55	21.507	586.719	330.855	41	24.762	(1) 5.9	355.576	-	231.143	234.412
Lands	5.637	-	-	-	5.637	-	-	-	-	-	-	5.637	5.637
Buildings and constructions	170.049	-	-	2.688	172.737	76.659	-	2.964	2,0	79.623	-	93.114	93.390
Fittings and features in building	5.847	-	423	-	5.424	2.709	340	214	4,0	2.583	-	2.841	3.138
Machinery, equipment and tools	39.330	606	27	701	40.610	32.774	-	1.218	6.7 to 20	33.992	-	6.618	6.556
Computers and Telecommunication systems	282.488	46	-	21.582	304.116	185.834	-	11.979	6.7 to 20	197.813	-	106.303	96.654
Vehicles	20.361	743	508	-	20.596	15.625	412	1.427	10 and 20	16.640	-	3.956	4.736
Furniture	13.175	-	-	8	13.183	12.248	-	96	10	12.344	-	839	927
Capitalization of foreign exchange loss [1]	177.272	-	-	-	177.272	61.145	-	5.645	(1) 4.2	66.790	-	110.482	116.127
Materials	133.002	24.379	2.649	(20.518)	134.214	-	-	-	-	-	-	134.214	133.002
Line pack	13.872	-	-	-	13.872	1.618	-	-	-	1.618	-	12.254	12.254
Works in progress	98.927	74.878	-	(47.865)	125.940	-	-	-	-	-	-	125.940	98.927
Advances to suppliers of property, plant and equipment	20.111	-	236	-	19.875	-	-	-	-	-	-	19.875	20.111
Total	6.570.759	100.652	3.898	-	6.667.513	2.427.749	793	158.980		2.585.936	19.600	4.061.977	4.123.410

(1) See Note 2.i).

(2) Corresponding to the impairment of obsolete turbines. TGS made a request to obtain ENARGAS approval for their retirement.

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

NON-CURRENT INVESTMENTS

	09/30/2010										12/31/2009
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income / (loss) for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	1,149	Pipeline maintenance	06/30/2010	28	820	2,176	49.00	824
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	940	Pipeline construction and operation services	06/30/2010	237	1,303	1,587	49.00	955
Subtotal				2,089							1,779
Gas Link S.A.	$1	502,962	503	422 (1)	Pipeline construction and operation services	06/30/2010	1,026	(9)	8,945	49.00	(4) (1) (2)
Total				2,511							1,775

(1) Includes the elimination of intercompany profits. See Note 2.h).

(2) Included in Other Liabilities.

Ricardo I. Monge
Board of Directors' Chairman

EXHIBIT E

TRANSPORTADORA DE GAS DEL SUR S.A.

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

	09/30/2010					
Main account	Beginning of the year	Additions	Applications	Decreases	End of the period	12/31/2009
Deducted from assets						
Allowance for doubtful accounts	5,812	27,397 (1)	-	-	33,209	5,812
Included in liabilities						
Provision for contingencies	88,813	19,746 (2)	4,400	77 (2)	104,082	88,813

(1) Exhibit H

(2) Included in "Other expense, net".

Ricardo I. Monge
Board of Directors' Chairman

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2010

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	224,691	-	6,503
With specified maturity				
* Overdue				
Until 09-30-2009	-	11,884	212	68,363
From 10-01-09 to 12-31-09	-	4,618	-	1,133
From 01-01-10 to 03-31-10	-	52,849	-	1,141
From 04-01-10 to 06-30-10	-	10,484	-	1,174
From 07-01-10 to 09-30-10	-	43,369	-	2,634
Total overdue	-	123,204	212	74,445
* Non-due:				
From 10-01-10 to 12-31-10	602,448	169,307	43,740	263,202
From 01-01-11 to 03-31-11	-	2,475	-	17,675
From 04-01-11 to 06-30-11	-	3,814	-	3,844
From 07-01-11 to 09-30-11	-	-	-	3,786
During 2011 (rest of the year)	-	4,382	-	3,786
During 2012	-	3,777	-	15,149
During 2013	-	3,387	-	14,882
During 2014	-	1,560	370,283	14,692
From 2015 onwards	-	-	1,110,852	182,425
Total non-due	602,448	188,702	1,524,875	519,441
Total with specific maturity	602,448	311,906	1,525,087	593,886
Total	602,448	536,597	1,525,087	600,389

(1) Includes mutual funds, time deposit and bank accounts. Such investments bear floating interest rates.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 15,221 which bear interests at 5.52% semi-annual rate. From the total credits without specified maturity, Ps. 89,801 correspond to current assets and Ps. 134,890 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 4,935 correspond to current liabilities and Ps. 1,568 to non-current liabilities.

Ricardo I. Monge
Board of Directors' Chairman

Independent accountant’s review report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5th. Floor

Buenos Aires

Argentina

1.

We have reviewed the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of September 30, 2010, which consist of the consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the nine-month period then ended and other related notes and exhibits. The preparation and issuance of these financial statements is the responsibility of the Board of Directors of the Company.

2.

Our review of the consolidated financial statements mentioned in paragraph 1 was performed in accordance with auditing standards in force in the Republic of Argentina applicable to the limited review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit of annual financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.

The accompanying consolidated financial statements are the English translation of those issued in Spanish under the requirements of the National Securities Commission (“CNV”) regulations. Their format was adjusted in comparison to the Spanish original, but in all other aspects comply with the CNV´s requirements regarding accounting principles and reporting practices.

4.

The amendments to the License under which the Company operates, made by the National Government, explained in detail in Note 7, mainly consisting of the suspension of the original tariff adjustment regime, the consequent pesification and the lack of an integral readjustment of the tariffs, have affected the Company’s regulated business, generating uncertainty as to its future development. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and so far it has obtained the National Executive Branch’s ratification of the transitional agreement timely signed with the Unit for Renegotiation and Assessment of Utilities Contracts, the integral renegotiation of which is still pending. Based on the estimated final outcome of such process, the Company has prepared projections to support the recoverable value of its non-current assets related to the regulated business. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize nor whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

5.

Based on our review and subject to the resolution of the uncertainty mentioned in paragraph 4, we are not aware of any significant change to be made in the consolidated financial statements of Transportadora de Gas del Sur S.A. referred to in paragraph 1 for them to be presented in accordance with the accounting standards in force in the City of Buenos Aires.

6.

The consolidated financial statements of TGS as of and for the year ended December 31, 2009, of which the consolidated balance sheet is presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 4, 2010, we issued a qualified opinion for the unresolved uncertainties relating to: (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business. In addition, we issued a review report dated November 6, 2009, based on our review performed in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements, of TGS’s consolidated financial statements as of and for the nine-month period ended September 30, 2009 of which the consolidated statements of income, of changes in shareholder’s equity and of cash flows are presented for comparative purposes. Our review report included modifications related to unresolved uncertainties relating to: (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina

November 8, 2010

SIBILLE

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: December 1, 2010

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 6, 7 and 9.